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                      CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the inclusion in this registration statement on Form S-1 of our report dated March 6, 1998, except for Note 1 (Basis of Presentation) as to which the date is July 6, 1998, on our audits of the financial statements of Net Grocer, Inc. We also consent to the reference to our Firm under the caption "Experts."

Such report contains a paragraph which emphasizes that the effect of subsequent strategic marketing and promotional alliancies and related payments is such that the availability of funds to sustain the Company's activities as a going concern through 1999 is uncertain.


                                           /S/ PricewaterhouseCoopers LLP

New York, New York
July 27, 1998